

December 8, 2022

Siyu Yang
Chief Executive Officer
Baiya International Group Inc.
Yifang Capital Industrial Park
No. 33 Pingshan Industrial Road, Building A, 16F
Tangxia, Dongguan, Guangdong, China

     Re: Baiya International Group Inc.
         Draft Registration Statement on Form F-1
         Submitted November 14, 2022
         CIK No. 0001944712

Dear Siyu Yang:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1.   We note your disclosure, "As of the date of this prospectus, no cash transfer or transfer of other assets have occurred between Baiya, its subsidiaries, and the consolidated VIE as well as the subsidiaries of the VIE. As of the date of this prospectus, none of our subsidiaries, consolidated VIE or the subsidiaries of the VIE have made any dividends or distributions to Baiya." Please revise to include a cross-references to your condensed consolidating schedule and the consolidated financial statements. In addition, please provide a cross-reference to your discussion of your cash transfers and policies in your summary, summary risk factors, and risk factors sections, as well.

<u>Risks Relating to Our Variable Interest Entity (VIE) Structure, page 9</u>

2.   Please refrain from using terms such as "we" or "our" when describing activities or functions of a VIE. For example, we note your disclosure here, "Risks Relating to Our Variable Interest Entity (VIE) Structure." As an additional example, we note the following statement on page 1: "As a holding company, we have no material operations and conduct all of our operations in China through our VIE."

<u>Summary of Risk Factors, page 9</u>

3.   Please revise your disclosure for each risk factor listed here to provide a cross reference to the specific page upon which the risk factor starts.

<u>Unaudited Condensed Consolidating Schedules, page 16</u>

4.   We note the Parent was incorporated in October 2021 and Pengze WFOE entered into agreements with the VIE in December 2021. However, it is not clear why no amounts are shown in the Parent and Subsidiaries columns, particularly in regard to intercompany items, and no line is presented for equity/share in earnings and investment in subsidiary(ies). Please advise.

5.   Please provide in each schedule a separate column for the WFOE entity that is the primary beneficiary of the VIE(s). In doing so, make clear "Subsidiaries" is exclusive of the WFOE.

<u>Risks Relating to Our Variable Interest Entity (VIE) Structure</u>
<u>The PRC government may find that the Contractual Arrangements with our VIE ..., page 32</u>

6.   Please revise this risk factor to clearly state, if true, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.

<u>There can be no assurance of the accuracy or completeness of certain facts, forecasts and other statistic..., page 61</u>

7.   We note your disclosure "[h]owever, we cannot guarantee the quality or reliability of such public information. The public information has not been independently verified by us, the Underwriter(s) or any other party involved in the Offering, and no representation is given as to its accuracy." Your statements that you have not independently verified the quality or reliability of public information that you have elected to include in the prospectus is inappropriate, as you are responsible for the contet in the prospectus. Please either delete this statement or revise to state that you are responsible for such information.

Use of Proceeds, page 64

8.   Please revise to more clearly articulate the intended use of proceeds, including an estimate of each possible bulleted-use listed. See Item 504 of Regulation S-K. Alternatively, if you have no specific plan for use of the proceeds, then revise to so state and discuss the principal reasons for the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 69

9.   Please revise this section to elaborate upon and explain the downward trend in your net income, from $907,519 in 2020 to $252,297 in 2021, while your net revenues went from $11,584,606 to $20,824,564 for the same period. Please discuss any known trends that may be impacting this measure with a view to understanding how and whether such trend may impact your ability to be profitable in the future.

Gross profit and gross margin, page 74

10.   You disclose here you will strategically reduce the labor dispatching service in the future. As it appears you intend to discontinue this service, please balance your disclosures elsewhere in the filing where you highlight this service with this intent for this service.

Liquidity and Capital Resources, page 75

11.   Your analysis about operating activities appears to focus on how the reported amount was derived for each respective period rather than a period-to-period comparative analysis of the change in the reported amounts. Please revise to include a quantitative and qualitative discussion of the material factors causing a material variance between comparative periods. Refer to Item 5 of Form 20-F, in particular instruction 9 of instructions to Item 5, section III.D of Release No. 33-6835, section IV.B.1 of Release No. 33-8350 and Release No. 33-10890 for guidance. Additionally, discuss the operational reasons for the negative operating cash flows for fiscal 2022 and explain how you intend to meet your cash requirements and maintain operations. Refer to instruction 1 to "Instructions to Item 5" in Form 20-F and section IV.B.1 of Release No. 33-8350. Further, discuss if this condition is a known trend pursuant to Item 5.D of Form 20-F and your expectations concerning this condition.

Licenses and Permits, page 105

12.   Please name the PRC legal counsel that you have relied upon and file a consent from counsel as an exhibit. Please state whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve the VIE's operations. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain

such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Notes to the Consolidated Financial Statements
2. Significant Accounting Policies and Estimates
Revenue Recogntion, page F-18

13.   For entrusted recruitment services, please explain to us what your disclosure "once the overall work arrangement is established" represents, and expand your disclosure as appropriate. Also, provide us with your analysis that supports why your gross revenue recognition for entrusted recruitment services is appropriate. In doing so, explain to us how the transaction price is determined and the method used to recognize the revenue over time. Further, clearly disclose your performance obligation associated with this service and how you fulfill it pursuant to ASC 606-10-50-12.

14.   You disclose you are contractually obliged to help recruit additional blue-collar labor if there is a vacancy caused by resignation. Please explain to us what you must do and clarify the duration of time that you are required to replenish the labor in this event. Also, discuss how you account for this provision in your revenue arrangement under ASC 606, as well as the associated costs, including any incurred for short term occupational training you provide.

Accounts Receivable, Net, page F-23

15.   We note Accounts Receivable represent 50% and 56% of total assets as of December 31, 2021 and 2020. Please consider disclosing the associated credit terms so that investors may better understand the impact on your financial condition and cash flows.

Note 5. Leases, page F-26

16.   Please clarify if the operating lease expenses amounts disclosed in this note are intended to represent cash paid for amounts included in the measurement of lease liabilities pursuant to ASC 842-20-50-4.g.1. If so, please revise the disclosure to state these represent cash paid. If not, provide this required disclosure.

General

17.   Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

You may contact Nasreen Mohammed at 202-551-3773 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services